[On Company Letterhead]
CHYRON CORPORATION
5 Hub Drive
Melville, NY 11747

BY EDGAR AND BY OVERNIGHT MAIL

June 7, 2005

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington. D.C. 20549
Attention: Gary Todd, Review Accountant Mail Stop 0306

Re: Chyron Corporation

Form 10-K for the fiscal year ended December 31, 2004

File No. 000-24511

Dear Mr. Todd:

This letter sets forth the responses of Chyron Corporation to the comments received from the Staff of the Securities and Exchange Commission by letter dated May 6, 2005.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Page 16

Liquidity and Capital Resources - Page 19

1. With respect to the line of credit, disclose available borrowings as measured by the criteria set forth in the agreement. For instance, based on eligible receivables and your compliance with covenants, as of December 31, 2004, how much of the $2.5 million was available. Apply in future filings.

Response to Item 1:

The Company's quarterly report on Form 10Q for the period ended March 31, 2005 now incorporates the disclosures as recommended by the Staff. This comparative information can be found in Item 2 - Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) - Liquidity and Capital Resources beginning on page 15. This information has also been included in Footnote 6 to the Consolidated Financial Statements- Credit Facility found on page 9. The Company will continue to include this information in all future filings.

2. As a related matter, make more specific disclosure about debt covenants and your compliance therewith. More specifically identify and discuss financial covenants and any other significant non-financial covenants. We see in an 8-K dated February 24, 2005 that a covenant requires you to maintain positive tangible net worth. Was a similar covenant in effect at December 31, 2004? Were you in compliance with that covenant? If not, what was the impact on your borrowing rights? If you have received waivers from the lender, that fact should be disclosed, including disclosure about the terms and conditions of that waiver. Apply the disclosure guidance in future filings. Also show us how you intend to apply this comment.

Response to Item 2:

The Company's financial covenants with its bank are: (1) a requirement to maintain specific levels of tangible net worth at each month-end, and these levels vary based on the month of the year; and, (2) to maintain cash and/or excess availability of $0.5million at all times. These covenants were in effect from the inception of the line in April 2004 through December 31, 2004, and remain in effect currently. We were in compliance with these covenants throughout 2004 and throughout our first quarter ended March 31, 2005. We have not requested or received any waivers during this time. We disclosed the existence of these two covenants in the Company's Annual report on Form 10K in the MD&A section found on page 20 and also in Footnote 9 to the Financial Statements found on page 57.

As is usual and customary in such lending agreements, our agreement contains certain non-financial requirements such as required periodic reporting to the bank and various representations and warranties. The Company has been in compliance throughout the period of the agreement with these non-financial requirements.

As recommended by the Staff, we have expanded the disclosure in the Company's quarterly report on Form 10-Q for the quarter ended March 31, 2005 to include a statement that the Company has been in compliance with its financial covenants since the inception of its agreement with its bank. This information can be found in Item 2 - MD&A- Liquidity and Capital Resources beginning on page 15. This information has also been included in Footnote 6 to the Consolidated Financial Statements- Credit Facility found on page 9. The Company will expand its disclosure to include a discussion of the non-financial requirements and our compliance therewith, in all future filings.

Financial Statements

Note 1 - Summary of Significant Accounting Policies

Revenue Recognition - Page 50

3. We note the general criteria you apply for product revenue recognition purposes. We also see that you sell products through dealers, independent representatives, system integrators and OEM's. Tell us more about the terms of sales through these channels. Do you recognize revenue when you ship product to dealers, independent representatives, system integrators and OEM's or when these parties resell products to their customers? Show us how you apply the disclosed criteria for transactions with these parties and demonstrate to us that your revenue practices are appropriate for transactions with these parties. Be sure to address the considerations that drive the timing of revenue.

Response to Item 3:

Approximately 32% of 2004 consolidated revenues were made to dealers and system integrators (collectively, dealers). The balance of consolidated revenues is derived from sales made by our sales force directly to end users. Sales to OEMs and other independent representatives are rare and have not occurred in the last several years.

Substantially all dealer sales are made on terms of net 30 days domestically and up to 120 days to certain of our international customers. The Company does not offer to its dealers any rights of return or exchange, any price protection, any post contract customer support, or any other concessions, implied or otherwise. Dealers already have purchase orders from the ultimate end users at the time they place a purchase order with our Company, and the dealer's customer's name and address is provided to us when we receive the dealer's purchase order in order to allow us to register those units in the dealer's customer's name for warranty purposes.

The Company recognizes revenue from sales to dealers, in accordance with SAB 104, upon the transfer of title and risk of loss, which is typically at the point of shipment (not when it is resold to their customers).

We believe this to be the appropriate method of accounting since all of the following have been met:

  Persuasive evidence of an arrangement exists- we require receipt of a duly authorized purchase order from the dealers as is our customary practice with all customers

  Delivery has occurred - terms with our dealers are FOB shipping point and revenue is recorded only upon shipment of a fully functioning product from our factory

  The fee is fixed or determinable - all amounts are stated in the dealer's purchase order which has been determined based on our standard price lists for all our customers. All amounts are due and payable on the predetermined date (not based upon collection from the dealer's customer) and are not subject to returns or concessions.

  Collectibility is probable - Our dealers go through the same credit review process to determine their ability to pay as all of our customers do and we maintain historical information as to their payment history. In addition, to further minimize any risks, we obtain credit insurance for many of our international customers.

The Company will modify its disclosure on this topic in its future filing on Form 10-K.

4. Expand to clarify why it is appropriate to recognize license fees at inception. Address the nature and extent of post contract deliverables or obligations and how those matters impact the timing of revenue. This disclosure may alternatively appear under Critical Accounting Policies, at your option. Apply in future filings.

Response to Item 4:

In accordance with SOP 97-2, we record revenue from license fees at the inception of the license term. We believe this to be the appropriate method of revenue recognition since there are no undelivered elements at the time of shipment because no post contract customer support (PCS) or upgrades or enhancements are included with the purchase of a license and the four basic criteria have been met:

  Persuasive evidence of an arrangement exists- receipt of a duly authorized purchase order

  Delivery has occurred - terms are FOB shipping point and revenue is recorded upon shipment from our factory

  The fee is fixed or determinable - amounts reflect the selling price which represents the fair value of the license based on Company price lists and which is routinely sold separately

  Collectibility is probable - all customers are subject to company credit review process to determine financial ability to make payment.

If the customer requires any PCS or desires any subsequent upgrades or enhancements, they are required to purchase a separate software maintenance agreement (SMA) which will cover any of those requirements for a specific period of time. The SMA is separately priced and this revenue is recorded over the life of the agreement, typically one to three years.

The Company will modify its disclosure on this topic in its future filing on Form 10-K.

5. You state that product revenue is recognized when title passes. You also indicate that the costs of any unfulfilled obligations that affect customer acceptance are accrued when revenue is recognized. Please expand to clarify why it is appropriate to recognize revenue before these obligations are satisfied. This disclosure may alternatively appear under Critical Accounting Policies, at your option. Apply in future filings.

Response to Item 5:

The Company recognizes revenue from product sales upon the transfer of title and risk of loss, which is typically at the point of shipment. There have been no situations where the Company has recorded revenue and accrued the cost of the related unfulfilled obligations in recent years and we believe that the disclosure should be removed.

The Company has encountered several instances where an uncertainty did exist with respect to customer acceptance and in these situations the Company deferred all revenue associated with those orders until the customer accepted the product and all risks of loss were transferred to the customer.

The Company will modify its disclosure on this topic in its future filing on Form 10-K.

6. Provide more explanation about when you apply percentage of completion accounting. Clarify the nature of the underlying arrangements and make disclosure sufficient so that it is clear that you apply that accounting in appropriate situations. Also address how you estimate expected costs, how you evaluate those estimates on an on-going basis and how contract losses are identified. This disclosure may alternatively appear under Critical Accounting Policies, at your option. Apply in future filings.

Response to Item 6:

The Company has not received any orders that would qualify for treatment under the percentage-of-completion method of accounting in over three years. This disclosure will be eliminated in future filings until we encounter orders that qualify for this treatment.

7. In future filings, more specifically identify the circumstances when you apply multiple element accounting. Clarify the nature of the vendor specific objective evidence fair value you consider in applying that accounting. Also, clarify the factors you evaluate in determining that the functionality of delivered elements is not dependent on undelivered elements and clarify the factors you consider in assessing whether delivery of the delivered element is the culmination of the earnings process. This disclosure may alternatively appear under Critical Accounting Policies, at your option.

Response to Item 7:

In substantially all instances, our products ship in their entirety and have complete functionality at the time of shipment. Multiple element accounting is usually only required in instances when we provide post-shipment operator training to our customers or we sell a separate software/hardware maintenance contract. In those instances, the value of the training or maintenance contract is deferred until the services are performed.

The fair values attributable to each element are determined based on vendor specific objective evidence which is the selling price for each individual product/element which is routinely sold separately. The training and maintenance contracts are not essential to the functionality of the product. All amounts invoiced relative to the shipment of product are due and payable regardless of the timing of performance of training, which will be separately invoiced upon the completion of those services.

Note 14 - Benefit Plans - Page 63

8. We see the continuing and persistent shortfall between the actual and expected return on pension assets. Future filings should include more detail about how you establish the expected rate of return on plan assets, including specific statements about why you believe the rate of expected return is reasonable and achievable.

Response to Item 8:

For 2004 and 2003, the assumed expected long-term return on plan assets was 8.5%. The actual return on plan assets for 2004 was 5.87% and for 2003 was 12.19%. The average actual return on plan assets for these two years was 9.03%.

The assumed expected long-term rate of return on plan assets is an estimate based on the inflation rate, our plan investment guidelines which specify our strategic asset allocation, historical performance for the various asset classes in our strategic allocation, and our expectations for long-term rates of return for these various asset classes. We recognize that market performance varies and that our assumed expected long-term rate of return may not be meaningful during some periods. We re-evaluate our assumed expected long-term rate of return on plan assets annually using market studies prepared by our plan investment manager and through discussions with our plan actuary. Based on this, we select that return which we believe best reflects a reasonable expected return on funds invested and to be invested to provide for the benefits included in the projected benefit obligation.

Our plan's strategic asset allocation strategy is to invest plan assets in the following categories: Domestic Large Cap Value Equities, 15%; Domestic Large Cap Growth Equities, 15%; Domestic Mid/Small Cap Equities, 10%; International Equities, 10%; Fixed Income securities, 40%; and Cash and cash equivalents, 10%. In the most recent study of investment performance for these classes of securities for the prior 25 years performed by our plan investment manager, these classes of securities returned the following annualized returns, respectively: Domestic Large Cap Value Equities, 14.37%; Domestic Large Cap Growth Equities, 11.82%; Domestic Mid/Small Cap Equities, 12.24%; International Equities, 11.49%; Fixed Income securities, 9.46%; and Cash and cash equivalents, 6.65%. Based on our strategic asset allocation, this results in a historical annualized return of 10.75%. After evaluation of these results, then current market conditions and judgment of our plan investment manager with respect to possible changes in the markets over the next several years, our judgment was that an estimated assumed long-term rate of return of 8.5% was reasonable. We of course will re-evaluate this annually, as we have in the past.

We will, in the Company's next Form 10-K, disclose in more detail how we establish the assumed expected long-term rate of return on plan assets, and state why we believe the assumed expected long-term rate of return is reasonable and achievable.

9. We also see the significance of the unfunded liability to your total liabilities. Future filings should present expanded detail about cash flow requirements of the plan, including how you intend to fund those requirements.

Response to Item 9:

As required by FAS132(R), we disclosed in the 2004 Form 10-K the amount of our expected contributions to the plan during 2005, and the estimated future benefit payments from the plan for each of the next five years and the sum of the payments for the following five years. We also disclose in interim filings the total amount of contributions paid into the plan during the period and the expected amount to be paid into the plan during the current fiscal year. If these amounts were to differ significantly from the amounts previously disclosed, we will disclose the reason for the change in amount in future interim filings. We recognize that there is a significant unfunded liability and that it has increased over the last several years. Our policy for the past several years has been to fund the minimum contributions required under the Employee Retirement Income Security Act, a fact that we disclose. We are aware that funding at this level has been inadequate to reduce the unfunded liability and are currently evaluating our alternatives. In future filings we will fully disclose any actions taken, and present expanded detail about cash flow requirements of the plan, and how we intend to fund those requirements.

Note 15 - Commitments and Contingencies - Page 65

10. We see the fourth quarter adjustment for warranties. Tell us why the timing of that adjustment is appropriate. Identify when the product line became obsolete. Please be detailed and specific in supporting the timing.

Response to Item 10:

In 2001 the Company discontinued the development of its Liberty paint and animation products and transferred the rights and certain obligations to a third party. At that time the Company established a reserve of $40,000 to cover any potential exposures relating to the estimated cost of providing service and/or replacement software to then-existing users.

The Company believed that a three year waiting period was the appropriate timeframe to determine if any uncertainties arose. The Company believed this to be the appropriate timeframe since the Company typically uses a three year period as the estimated life of purchased software products and is also the maximum life that we typically offer for our software maintenance contracts.

In 2004, the three year period had elapsed and the Company determined that the reserve was no longer required since no obligations arose and we believed there no longer existed any further risk.

Using those parameters as a guideline, the Company reversed this reserve and disclosed its effect in its footnotes to the financial statements.

11. As a related matter, the warranty adjustment appears material to your fourth quarter earnings in that it appears you may have reported a loss for the quarter absent that adjustment. In future filings, the quarterly data disclosure should describe or refer to a description of any unusual or infrequently occurring items recognized in each quarter as well as the aggregate effect and nature of any year-end or other adjustments that are material to the results of that quarter. See Item 302(a)(3) of Regulation S-K for guidance.

Response to Item 11:

The Company recorded net income in its fourth quarter of 2004 of $97,000 and absent this fourth quarter adjustment would have recorded net income of $57,000. The Company agrees that this is material to its fourth quarter results and disclosed such amounts in its footnote. In future filings, the Company will also disclose or refer to any fourth quarter adjustment in the quarterly data disclosures in MD&A. There were no other year end or other adjustments that were material to the results of that quarter.

12. In future filings please provide the warranty liability roll-forward specified by FIN 45.

Response to Item 12:

The Company will include a roll-forward of its warranty liability in its future quarterly filings.

In connection with the above responses by management of Chyron Corporation to the comments from the Staff of the Securities and Exchange Commission, the Company hereby acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
  Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

  The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments with respect to the foregoing, please do not hesitate to contact the undersigned at (631) 845-2011.

Sincerely,

/s/ Jerry Kieliszak
Jerry Kieliszak
Senior Vice President and Chief Financial Officer